EDSO



EducatedSocially

Educated Socially (EDSO): verb.

AN ONLINE COMMUNITY WHERE LEARNING HAPPENS

INVESTOR DECK



Deck Index



EducatedSocially

"Education is the most powerful weapon which you can use to change the world."

Nelson Mandela



EducatedSocially



About EDSO

Educated Socially, abbreviated EDSO, is an online COMMUNITY where students and educators work together, share experiences and share knowledge. The platform fosters peer-to-peer learning by allowing students to have social media interactions alongside curated educational content to enhance their learning experience.







EducatedSocially

Social Friendly
Knowledgeable
Simple + Easy
MODERN
Empowering
Youthful & Fun!

How EDSO Works? 👤



Students Benefit from:

- The Educational Feed
- Having the ability to complete Courses on the platform
- Communicating in groups or on a one-to-one basis
- Learning in Communities with their Study Buddies

How EDSO Works - Students



How EDSO Works?


Terry Marshall
Teacher
Feeds
Educational Feed
My Feed
Courses
Create
All Courses
Messages
Study Buddies
Learning Communities
Create
All Learning Communities

Teachers Benefit from:

- The Educational Feed
- Having the ability to upload courses and building a business online
- Communicating in groups or on a one-to-one basis
- Learning in Communities with students and other teachers.

How EDSO Works - Teachers



Target Market




EducatedSocially

Target Market US - Students

- 16 Million High School Students
- 20 Million College Students
- 6.6 Million Adult Learners (Non-Traditional Students)

Target Market US - Teachers

- Approximately 1 Million US High School Teachers
- 1.3 Million College Professors
- Countless other educators

Sources: U.S. Department of Education, National Center for Education Statistics;
U.S. Department of Commerce, Census Bureau; The Broad Center; Education
Week Research Center, 2018.

Target Market




EducatedSocially



US Market

Global Market

EDSO has a global reach, and this is going to be built into our overall strategy.

$10 Trillion

The Education Market in total is set to top 10 Trillion in Global spending by the year 2030.


2030E Global Education and Training Expenditure (Trillion USD)
8%
8%
6%
$10T
2030E
25%
55%
Pre K
K-12
Post Secondary
Corporate
Lifelong Learning
Source: HolonIQ and various underlying estimates from Goldman Sachs, GSV, IBIS Capital, Citi

The Education Market



How will EDSO Generate Revenue?



EducatedSocially

- **Courses by teachers**
  The EDSO platform will take a service fee.
  Micro Online Courses and Traditional Courses.

- **Affiliate Marketing**

- **Ad Revenue**

- **Courses by Educational Institutions**

  The EDSO platform will take a service fee.



EducatedSocially

The EDSO Roadmap





Launch MVP
Q1 2021

Raise Capital
Q2 2021

Execute Marketing Plan
Q3 2021

Launch Mobile App
Q4 2021

EducatedSocially

The EDSO Executive Team


EducatedSocially



TERRY MARSHALL
CEO



KATINA KARL
CMO



TAYLOR RECTOR
COO



SHANE SPENCER
CTO



ALAN WARNER
CMD, CANADA



CAIT MUGFORD
HEAD OF OPERATIONS



CHADD CLARKE
CMD, CARIBBEAN



SHANE GRIMES
CMD, UK



YUNA ASRIYAN
HEAD OF PARTNERSHIPS

Let's Connect

Tel:1-508-306-1856

Sales: Taylor@educatedsocially.com

Marketing: katina@educatedsocially.com

General Contact: contact@educatedsocially.com

www.educatedsocially.com


EducatedSocially